EXHIBIT 99.3

REGISTERED SHAREHOLDERS
Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9	Security Class Holder Account Number C1234567890 X X X	123
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PROXY FORM FOR OUR SPECIAL
SHAREHOLDER MEETING ON JANUARY 23, 2007

In the proxy form, you and your refer to the holder of Bell Canada common shares and Class A preferred shares. We, us and our refer to Bell Canada. The proxy form is solicited by and on behalf of the management of Bell Canada.
Our special shareholder meeting will be held at 9:30 a.m. (Eastern time) on Tuesday, January 23, 2007 at Fairmont The Queen Elizabeth, 900 René-Lévesque Blvd. W., Montréal, Québec, in the Salon Jolliet.

YOUR VOTE IS IMPORTANT	VOTING BY PROXY
As a shareholder, you have the right to vote your shares on approving the special resolution, the full text of which is reproduced as Appendix “A” to the management proxy circular of Bell Canada dated December 12, 2006, to approve the Plan of Arrangement under which (i) adjustments would be made to the stated capital of the common shares and Class A preferred shares of Bell Canada, (ii) Bell Canada would declare a one-time special dividend of $0.20 per Class A preferred shares and (iii) the Class A preferred shares of Bell Canada would be exchanged for first preferred shares of BCE Inc.

This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of the proxy form (the proxyholder) the authority to vote your shares for you.

If you are voting by proxy, Computershare Trust Company of Canada or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Eastern time) on Friday, January 19, 2007.
There are three ways to vote by proxy. See below for details.
If you receive more than one proxy form, please complete, date, sign and return each one.		- - -
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IF YOU ARE VOTING IN PERSON AT THE MEETING Do not complete the proxy form.

THREE WAYS TO VOTE BY PROXY
1 BY MAIL
•	Complete the proxy form on the reverse, ensuring that you sign and date it, and return it in the envelope we have provided.
2 BY FAX
•	Complete the proxy form on the reverse, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-249-7775 (toll-free in Canada and the United States).
3 BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING AND VOTE YOUR SHARES FOR YOU
•	This person does not have to be a shareholder.
•	Strike out the four names that are printed in section A of the proxy form on the reverse, and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form and return it to Computershare as instructed.
•	Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.
•	At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.

THIS IS YOUR PROXY FORM FOR BELL CANADA
SPECIAL SHAREHOLDER MEETING ON JANUARY 23, 2007
The proxy is solicited by and on behalf of the management of Bell Canada.
Complete the proxy form, ensuring that you sign and date it to exercise your right to vote your shares by mail or fax or to appoint someone else to vote your shares for you at the meeting.

This form revokes all proxy forms you have previously signed that relate to the meeting.

A	COMPLETE THIS SECTION TO APPOINT A PROXYHOLDER

Appointing a proxyholder
By completing this proxy form, you are appointing as your proxyholder
R.J. Currie,
M.J. Sabia,
S.A. Vanaselja or
P.A. Olah.
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who are directors or officers of Bell Canada, unless you appoint someone else.
Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder:
•	has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder
•	will vote your shares as you specify in section B. If you do not specify how you want your shares voted, the officers named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors.
•	may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.
You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the box below. This person does not have to be a shareholder of Bell Canada.

B	COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS

Please check “For”or “Against” for the following item. Please print in ink. Use a black or blue pen. Mark your vote with an X as shown in this example	☒

Plan of Arrangement: The board of directors recommends voting FOR this special resolution.
Please read in full the accompanying management proxy circular, including Appendix “A”.	FOR AGAINST
Approving the special resolution, the full text of which is reproduced as Appendix “A” to the management proxy circular of Bell Canada dated December 12, 2006, to approve the Plan of Arrangement under which (i) adjustments would be made to the stated capital of the common shares and Class A preferred shares of Bell Canada, (ii) Bell Canada would declare a one-time special dividend of $0.20 per Class A preferred shares and (iii) the Class A preferred shares of Bell Canada would be exchanged for first preferred shares of BCE Inc.
☐ ☐
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C	PLEASE SIGN THIS PROXY FORM

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment and to carry out your voting instructions.
If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted.
For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

SIGNATURE	DAY	MONTH	YEAR
If you do not include a date, we will deem it to be the date we mailed the form to you.